Dolly Varden Silver Commences 2024 Drilling Program with

Discovery-Focused Exploration Targets

VANCOUVER, BC, May 21, 2024 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce that the 2024 Exploration Drill Program has started at its 100% owned Kitsault Valley Project. Three drill rigs have been mobilized and are testing exploration targets at Moose Vein, Chance Vein and the North Star Deposit step out.  Objectives of the initial targets include testing for new discoveries and following up from high-grade silver mineralization encountered in the 2023 drilling program.

Drill meterage in the 2024 drill program will be split approximately evenly between the Dolly Varden Property and the Homestake Ridge Property, with an overall project split of one third each to the Homestake Silver deposit, to the Wolf deposit area and to project wide exploration targets with discovery potential.

"With drilling already underway, our 25,000 meter program is the earliest startup for of any season for Dolly Varden Silver and we look forward to building on resource expansion and high-grade mineralization discovered during the 2023 program. We are excited to continue to grow the premier advanced silver project in Canada, backed by our strong corporate, institutional and strategic investors." said Shawn Khunkhun, CEO of Dolly Varden Silver.

Figure 1.    Targets for the 2024 Exploration program along Dolly Varden's Kitsault Valley Trend

Figure 2.  Dolly Varden Silver's Kitsault Valley Project and Big Bulk Project with location of deposits (blue) and exploration targets with new-discovery potential (white).

Moose Vein**

The Moose Vein is situated 1.5 kilometers north of the Wolf vein on a similar crosscutting structure that projects under the mid valley sedimentary cap. Drilling in 2023 intersected mineralized vein and vein breccias similar to the Wolf vein, with previously reported results from drill hole DV23-371 of 712 g/t Ag over 1.00 meter within a wider vein interval grading 269 g/t Ag over 7.55 meters (from previous release; November 6, 2023). The 2024 drilling at Moose will target the down plunge mineralization projection, trending towards and below the mid-valley sedimentary cover rock. This target is a newly interpreted plunge orientation of the wide and high silver grade seen at similar cross-cutting veins located further south of the Moose Vein, such as Wolf and Kitsol.

Chance Vein**

The Chance Vein is located within the lower portion of the Hazelton Formation, just above the contact with the underlying Stuhini Formation (the contact known as "The Red Line" of the Golden Triangle). Drilling has commenced on a recently developed model of the plunge direction that is interpreted to trend through an area that has not been previously tested. The first hole at the Chance Vein will test the interpreted down plunge projection of previously released drill hole DV19-173, that intersected 488 g/t Ag over 26.50 meters including 1,044 g/t Ag over 5.60 meters (from previous release; August 7, 2019).

Figure 3.  Drilling has started early at Dolly Varden Silver's Kitsault Valley Project due to low snow accumulation; pictured is one of three drills located at the North Star deposit.

North Star Deposit Step Out**

The third drill has commenced step-out drilling to the west of the North Star deposit, which is included in the current mineral resource estimate and is interpreted as the western extension of the Torbrit Exhalative Layer (the Torbrit Horizon). It is located across the Kitsault Valley from the Torbrit deposit which hosts the largest silver resource on the Dolly Varden portion of the Project. Drilling in 2023 tested down-dip and stepped out to the west along the projection of the Torbrit Horizon towards an area with the potential to host a continuation of the horizon. Follow-up drilling will target the extension of previously released drill hole DV23-358 from North Star that intersected 345 g/t Ag over 7.45m and included 1,510 g/t Ag over 0.58 meters (from previous release; February 12, 2024).

**All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 90% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") and management information circular dated January 21, 2022 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;